Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SHIFT TECHNOLOGIES, INC.

MARCH 7, 2023

Shift Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of this corporation is Shift Technologies, Inc.

2.	This corporation’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 13, 2020.

3.	This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of a majority of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

4.	Article IV of the Second Amended and Restated Certificate of Incorporation is hereby amended to add the following as Section 4.06:

“Section 4.06. Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each ten (10) shares of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Class A Common Stock (the “Reverse Stock Split”). No certificates representing fractional shares of Class A Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Class A Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Class A Common Stock, in an amount equal to the proceeds attributable to the sale of such fractional interest following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Each certificate that prior to such combination represented shares of Class A Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Class A Common Stock into which the shares of Class A Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

5.	All other provisions of the Second Amended and Restated Certificate of Incorporation shall remain in full force and effect.

6.	This Certificate of Amendment shall be effective at 12:01 a.m. Eastern Time on March 8, 2023.

IN WITNESS WHEREOF, Shift Technologies, Inc. has caused this Certificate of Amendment to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth hereinabove.

SHIFT TECHNOLOGIES, INC.

By:	/s/ Scott Hodgdon
Name:	Scott Hodgdon
Title:	General Counsel & Corporate Secretary

[Signature Page to Certificate of Amendment]